

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 4, 2016

<u>Via E-mail</u>
William Mandel
President and Chief Executive Officer
Kelvin Medical, Inc.
10930 Skyranch Place
Nevada City, CA 95959

> **Re: Kelvin Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 12, 2016**
> **File No. 333-212791**

Dear Mr. Mandel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

<u>Company Overview, page 5</u>

1.   Please revise the disclosure in the first sentence of this section to disclose that you are engaged in the development, eventual production and sale of a medical device.

<u>State securities (Blue Sky) laws may limit secondary trading, page 8</u>

2.   We note your response to prior comment 12. However, the disclosure you added in this risk factor does not clarify whether you have taken or intend to take actions required to qualify your common stock for trading in all states. Please revise.

We are an "emerging growth" company, page 9

3.   We note your response to comment 3. Please confirm that you will provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Company Overview, page 18

4.   Please disclose consistently throughout your filing where you plan to initially market your product. For example, we note the disclosure in the fourth and eighth paragraphs on page 19 about your initial product launch "either in the USA or Asia" and that "initially we plan to market only within the Sacramento County and Bay Area," respectively. Also, you disclose in the first paragraph on page 25 that you "plan to initially market to the population in Sacramento."

Government Approval of our Product, page 19

5.   We note your response to prior comment 16. Please more fully disclose the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure the general conditions of approval, the duration of the process and remedies for noncompliance. Also, explain the reference to "Good Manufacturing Practices" mentioned on page 19.

Products, page 20

6.   We note your response to prior comment 18. Please provide us further information about how you determined the cost and retail price listed for the products on pages 21 and 22. Specifically, since you have not yet commercialized your arm band device, how can you estimate its cost to produce? Also, explain how you believe that your mark up and discount rates are reasonable

7.   We note your response to prior comment 19. Please revise the disclosure on page 23 to identify who verified that the device delivers therapy "from 3 to 5 hours straight." Also, revise the disclosure on page 23 to clarify that the device is a working prototype.

Directors, Executive Officers, Promoters and Control Persons, page 28

8.   Please tell us with specificity where you revised the disclosure in response to prior comment 22.   In this regard, please describe clearly in your prospectus the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Mandel and Dr. Austin should serve as directors.

Exhibit 5.1

9.   The name of counsel does not appear in your registration statement under the heading mentioned in the last paragraph of this exhibit. Please file a revised opinion or revise your prospectus accordingly.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Sharon D. Mitchell